Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstra&szlig;e 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Second Quarter Financial Results

- Total Revenue of $8.3 Million; Recurring Revenue of $4.2 Million Rises 31% Reflecting
Increased Utilization -

- Conference Call Today at 8:30 AM ET (3:30PM IST) -

CAESAREA, Israel – August 2, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, generated revenue of $8.3 million for the second quarter ended June 30, 2016.  During the second quarter Mazor received orders for 11 Renaissance systems, six of which were installed in the U.S., including two systems with brain modules.  As a result of a trade-in\upgrade agreement, revenues related to one of the U.S. systems will be recognized in a future period.  Internationally, five systems were ordered and three were delivered. As previously disclosed, two of the international systems will be delivered in the second half of 2016, at which time the revenue will be recorded.

SIGNIFICANT RECENT OPERATING ACHIEVEMENTS

•	On May 18th, Mazor entered into commercial agreements with Medtronic plc for co-promotion, co-development and potential global distribution of certain Mazor products.
•	On July 12th, Mazor unveiled the Mazor X, a transformative Surgical Assurance Platform to enhance predictability of spine surgeries for the benefit of patients and those who treat them.
•	On July 14th, at the International Meeting on Advanced Spine Techniques (IMAST) annual meeting in Washington DC, comprehensive data from two studies which demonstrated significant clinical benefits of the Company’s surgical guidance technology were presented.
•	Strengthened balance sheet: following the execution of the first tranche of the Medtronic equity investment, on June 30th Mazor had $47.5 million in cash, cash equivalents and investments, which provides resources for the Company for continued development of advanced solutions to address clinical needs for better patient outcomes.
•	The Company received a purchase order from Medtronic for fifteen Mazor X systems to be delivered in the second half of 2016.

“This was a strong quarter for Mazor, culminated by several achievements that significantly enhance our growth prospects and position us for continued success,” commented Ori Hadomi, Chief Executive Officer. “We reported the second highest number of Renaissance purchase orders received in a single quarter, demonstrating the market’s growing interest in our surgical guidance systems. As reported earlier this quarter, we entered into two strategic agreements with Medtronic which we expect to accelerate our market penetration providing more clinicians and their patients with access to the Mazor X, the new transformative surgical guidance platform for spine surgeries that we recently unveiled. We have pioneered the field of spine robotics and Mazor X will create a new standard of care by which to measure technologies in this field, thus maintaining our leadership position for the foreseeable future.”

SECOND QUARTER 2016 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended June 30, 2016 increased 6% to $8.3 million compared to $7.8 million in the year-ago second quarter. U.S. revenues were $6.7 million compared to $6.5 million in the year-ago second quarter. The Company received orders for six Renaissance systems in the U.S., including two systems with the brain module, compared to a similar number of systems in the year-ago second quarter. As previously disclosed, revenue related to one of the systems in the second quarter of 2016 will be recognized in a future period. International revenues were $1.6 million compared to $1.3 million in the second quarter of 2015. The Company received orders for five Renaissance systems from its international distributors in Italy, Australia and China. Three systems were delivered in the second quarter of 2016. Two of these systems will be delivered to the Chinese distribution partner during the second half of 2016, at which time the revenue will be recorded.  In the second quarter of 2015, the Company received one purchase order for Renaissance system in the international market.

Recurring revenue from system kit sales, service and others increased to $4.2 million in the second quarter of 2016, representing a 31% increase compared to $3.2 million in the second quarter of 2015.

The Company’s gross margin for the three months ended June 30, 2016 was 76.9% compared to 79.6% in the second quarter of 2015. Total operating expenses were $10.3 million compared to $8.4 million in the second quarter of 2015. Operating loss was $4.0 million compared to an operating loss of $2.2 million in the year-ago second quarter. Net loss for the second quarter of 2016 was $4.1 million, or $0.09 per share, compared to a net loss of $2.1 million, or $0.05 per share, in the year-ago second quarter.

Cash used in operating activities was $0.6 million compared to $0.5 million used in last year’s second quarter. As of June 30, 2016, cash, cash equivalents and investments totaled $47.5 million, which includes the initial equity investment from Medtronic of $11.9 million. The Company expects to receive the second equity investment from Medtronic before the end of August 2016.

SECOND QUARTER 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expense in the net amount of $0.2 million with respect to share-based payments and capitalization of development costs recorded in the second quarter of 2016. On a non-GAAP basis, the net loss in the second quarter of 2016 was $3.9 million, or $0.09 per share, compared to $1.5 million, or $0.04 per share, for the second quarter of 2015.

SIX MONTHS ENDED JUNE 30, 2016 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the six months ended June 30, 2016, revenue increased 20% and totaled $14.7 million compared to $12.3 million for the six months ended June 30, 2015, due to higher system sales and an increase in recurring revenues. Recurring revenue totaled $8.0 million, an increase of 36% compared to $5.9 million in the six months ended June 30, 2015. The growth in recurring revenue is attributed to the increase in the install base and increased utilization of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the six months ended June 30, 2016 was 75.7% compared with 78.1% in the six months ended June 30, 2015.  Net loss for the six months ended June 30, 2016 was $9.2 million compared to $7.3 million in the first six months of 2015.

SIX MONTHS ENDED JUNE 30, 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first six months of 2016 was $8.1 million, or $0.19 per share, compared to a net loss of $6.0 million, or $0.14 per share, in the first six months of 2015.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Tuesday, August 2, 2016, at 8:30 AM ET (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756. Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13642069. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of share-based payments and capitalization of development costs. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding growth prospects, the impacts of the Mazor X system, the planned delivery of Mazor X systems to Medtronic, the timing of Medtronic’s second equity investment, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(in thousands, except per share data)
(Unaudited)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2016	2015	2016	2015
Revenue	$14,703	$12,313	$8,284	$7,803

Cost of revenue	$3,566	$2,692	$1,912	$1,595

Gross profit	$11,137	$9,621	$6,372	$6,208

Operating expenses:
Research and development, net	$3,242	$3,160	$1,111	$1,686
Selling and marketing	$14,656	$11,619	$7,783	$5,671
General and administrative	$2,412	$2,130	$1,429	$1,027
Total operating expenses	$20,310	$16,909	$10,323	$8,384

Loss from operations	$(9,173)	$(7,288)	$(3,951)	$(2,176)

Financing income, net	$203	$120	$28	$181

Loss before taxes on income	$(8,970)	$(7,168)	$(3,923)	$(1,995)

Taxes on income	$209	$90	$144	$61

Net loss	$(9,179)	$(7,258)	$(4,067)	$(2,056)

Net loss per share – Basic and diluted	$(0.21)	$(0.17)	$(0.09)	$(0.05)

Weighted average common shares outstanding – Basic and diluted	42,880	42,230	43,347	42,286

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$17,277	$13,519
Short-term investment	$25,105	$21,687
Trade receivables	$2,658	$5,002
Other current assets	$1,407	$1,420
Inventory	$3,412	$2,777
Total current assets	$49,859	$44,405

Non-current assets
Prepaid lease fee	$77	$73
Deferred tax assets	$37	$37
Long-term investments	$5,107	$5,023
Property and equipment, net	$2,371	$1,432
Intangible assets	$1,011	$-
Total non-current assets	$8,603	$6,565

Total assets	$58,462	$50,970

Current liabilities
Trade payables	$3,487	$2,219
Other current liabilities	$6,949	$6,052
Total current liabilities	$10,436	$8,271

Non-current liabilities
Employee benefits	$367	$299
Total non-current liabilities	$367	$299

Total liabilities	$10,803	$8,570

Equity
Share capital	$116	$110
Share premium	$148,606	$136,107
Amounts allocated to share options	$-	$77
Capital reserve for share-based payment transactions	$9,189	$7,179
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(112,371)	$(103,192)
Total equity	$47,659	$42,400

Total liabilities and equity	$58,462	$50,970

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(Unaudited)

	Six months ended		Three months ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash flows from operating activities:
Loss for the period	$(9,179)	$(7,258)	$(4,067)	$(2,056)
Adjustments:
Depreciation	$296	$250	$150	$126
Finance income, net	$(173)	$(138)	$(31)	$(106)
Share-based payment	$2,134	$1,278	$1,218	$520
Taxes on income	$209	$90	$144	$61
	$2,466	$1,480	$1,481	$601

Change in inventory	$(635)	$172	$(610)	$269
Change in trade and other accounts receivable	$2,377	$(586)	$639	$(1,201)
Change in prepaid lease fees	$(4)	$(3)	$6	$(5)
Change in trade and other accounts payable	$1,333	$1,573	$1,869	$1,883
Change in employee benefits	$68	$18	$(8)	$23
	$3,139	$1,174	$1,896	$969

Interest received	$137	$35	$73	$23
Income tax paid	$(39)	$(108)	$(2)	$-
	$98	$(73)	$71	$23

Net cash used in operating activities	$(3,476)	$(4,677)	$(619)	$(463)

Cash flows from investing activities:
Proceeds from (investment in) short-term investments and deposits, net	$(2,377)	$5,013	$(9,023)	$3,015
Investment in long-term investments	$(1,125)	$-	$(629)	$-
Purchase of property and equipment	$(1,203)	$(188)	$(785)	$(145)
Capitalization of development costs	$(597)	$-	$(597)	$-
Net cash provided by (used in) investing activities	$(5,302)	$4,825	$(11,034)	$2,870

Cash flows from financing activities:
Proceeds from issuance of ADRs, net	$11,895	$-	$11,895	$-
Proceeds from exercise of share options by employees	$123	$307	$48	$124
Proceeds from exercise of warrants by investors	$481	$-	$-	$-
Net cash provided by financing activities	$12,499	$307	$11,943	$124

Net increase in cash and cash equivalents	$3,721	$455	$290	$2,531
Cash and cash equivalents at the beginning of the period	$13,519	$22,255	$17,008	$20,084
Effect of exchange rate differences on balances of cash and cash equivalents	$37	$(32)	$(21)	$63
Cash and cash equivalents at the end of the period	$17,277	$22,678	$17,277	$22,678

Supplementary cash flows information:
Acquisition of fixed assets on credit	$(32)	$-	$(32)	$-
Issuance costs in credit	$(199)	$-	$(199)	$-
Capitalization of development expenses on credit	$(414)	$-	$(414)	$-

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (Unaudited)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2016	2015	2016	2015
GAAP gross profit	$11,137	$9,621	$6,372	$6,208
Share-based payments	$83	$52	$47	$16
Non-GAAP gross profit	$11,220	$9,673	$6,419	$6,224
GAAP gross profit as percentage of revenues	75.7%	78.1%	76.9%	79.6%
Non-GAAP gross profit as percentage of revenues	76.3%	78.6%	77.5%	79.8%

GAAP operating expenses	$20,310	$16,909	$10,323	$8,384
Share-based payments:
Research and development	$347	$196	$197	$72
Selling and marketing	$1,215	$552	$695	$163
General and administrative	$489	$478	$279	$269
Development costs capitalization	$(1,011)	$-	$(1,011)	$-
Non-GAAP operating expenses	$19,270	$15,683	$10,163	$7,880

GAAP operating loss	$(9,173)	$(7,288)	$(3,951)	$(2,176)
Non-GAAP operating loss	$(8,050)	$(6,010)	$(3,744)	$(1,656)

GAAP net loss	$(9,179)	$(7,258)	$(4,067)	$(2,056)
Share-based payments	$2,134	$1,278	$1,218	$520
Development costs capitalization	$(1,011)	$-	$(1,011)	$-
Non-GAAP net loss	$(8,056)	$(5,980)	$(3,860)	$(1,536)

GAAP basic and diluted loss per share	$(0.21)	$(0.17)	$(0.09)	$(0.05)

Non-GAAP basic and diluted loss per share	$(0.19)	$(0.14)	$(0.09)	$(0.04)